Exhibit 12.2

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

(millions of dollars)

	Three Months Ended March 31, 2007	Twelve Months Ended March 31, 2007	Years Ended
			2006	2005	2004	2003
Earnings, as defined:
Earnings from continuing operations before income taxes and minority interests in consolidated subsidiaries	$142	$751	$762	$754	$929	$875
Fixed charges included in the determination of net income	67	299	313	333	258	309

Total earnings, as defined	$209	$1,050	$1,075	$1,087	$1,187	$1,184

Fixed charges, as defined:
Interest charges	$68	$299	$311	$329	$256	$318
Preference security dividend requirements of consolidated subsidiaries	6	25	25	25	25	25
Rental interest factor	3	11	11	10	9	10

Total fixed charges, as defined	$77	$335	$347	$364	$290	$353

Ratio of Earnings to Fixed Charges and Preferred Dividends	2.71	3.13	3.10	2.99	4.09	3.35